
November 13, 2020

Michael Cain
Chief Executive Officer and Director
Inspyr Therapeutics, Inc.
2629 Townsgate Road #215
Westlake Village, CA 91361

> **Re: Inspyr Therapeutics, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 16, 2020**
> **File No. 000-55331**

Dear Mr. Cain:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Raul Silvestre